UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: September 19, 2005

EXETER USES AUSTRALIAN RAB DRILL TO SEARCH FOR GOLD UNDER SAND AT LA CABEZA

Vancouver, B. C., September 19, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has significantly advanced its ability to explore cost-effectively for gold under the shallow sand cover at its La Cabeza gold project, with the arrival on site of a rotary air blast (“RAB”) drill rig from Australia.

RAB drilling has been employed very successfully as a principal exploration tool in similar conditions in Australia, where it has been responsible for several major gold discoveries including the large, Kanowna Belle, Jundee and Plutonic gold mines in Western Australia. It is much faster and less expensive than conventional core or reverse circulation drilling and will permit Exeter to drill patterns of drill holes, with which to home in on hidden deposits at La Cabeza, much more quickly and cost-effectively than would otherwise be the case. Following the identification of the new gold zones, reverse circulation percussion drilling will be used to delineate resources.

An initial, orientation program of trial RAB drilling has been completed successfully in an area of sand cover at La Cabeza. A total of 83 holes for 1,281 metres were drilled on 100 metre grid centres in up to 15 metres of sands, followed by the sampling of the top three metres of bedrock. Thirteen of the holes intersected anomalous gold in bedrock. Stage 1 RAB drilling will total 500 holes, with an additional 300 holes planned for Stage 2 follow-up. A total of 8,000 metres will be drilled in the two stages.

As reported on June 30, 2005, La Cabeza currently is estimated to contain an indicted resource of 390,000 ounces of gold and an inferred resource of 500,000 ounces of gold*. These estimates are expected to change with the results of an three-rig, nine-month, exploration drilling program, now underway to up-grade the inferred resource and discover new ore zones at La Cabeza.

Qualified Person

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian exploration company, focused on the discovery and development of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. The three-rig drilling program at the La Cabeza gold project, in Mendoza Province, Argentina, will be complemented by engineering, metallurgical, hydrological, environmental and continuing economic evaluation work.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

* See 43-101 Technical Report dated July 27, 2005

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

September 19, 2005

Item 4.	News Release

The Press Release dated September 19, 2005 was disseminated via CCN Matthews and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced that it has significantly advanced its ability to explore cost-effectively for gold under the shallow sand cover at its La Cabeza gold project, with the arrival on site of a rotary air blast drill rig from Australia.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 19th day of Sept, 2005.

SCHEDULE “A”

For Immediate Release: September 19, 2005

EXETER USES AUSTRALIAN RAB DRILL TO SEARCH FOR GOLD UNDER SAND AT LA CABEZA

Vancouver, B. C., September 19, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has significantly advanced its ability to explore cost-effectively for gold under the shallow sand cover at its La Cabeza gold project, with the arrival on site of a rotary air blast (“RAB”) drill rig from Australia.

RAB drilling has been employed very successfully as a principal exploration tool in similar conditions in Australia, where it has been responsible for several major gold discoveries including the large, Kanowna Belle, Jundee and Plutonic gold mines in Western Australia. It is much faster and less expensive than conventional core or reverse circulation drilling and will permit Exeter to drill patterns of drill holes, with which to home in on hidden deposits at La Cabeza, much more quickly and cost-effectively than would otherwise be the case. Following the identification of the new gold zones, reverse circulation percussion drilling will be used to delineate resources.

An initial, orientation program of trial RAB drilling has been completed successfully in an area of sand cover at La Cabeza. A total of 83 holes for 1,281 metres were drilled on 100 metre grid centres in up to 15 metres of sands, followed by the sampling of the top three metres of bedrock. Thirteen of the holes intersected anomalous gold in bedrock. Stage 1 RAB drilling will total 500 holes, with an additional 300 holes planned for Stage 2 follow-up. A total of 8,000 metres will be drilled in the two stages.

As reported on June 30, 2005, La Cabeza currently is estimated to contain an indicted resource of 390,000 ounces of gold and an inferred resource of 500,000 ounces of gold*. These estimates are expected to change with the results of an three-rig, nine-month, exploration drilling program, now underway to up-grade the inferred resource and discover new ore zones at La Cabeza.

Qualified Person

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian exploration company, focused on the discovery and development of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. The three-rig drilling program at the La Cabeza gold project, in Mendoza Province, Argentina, will be complemented by engineering, metallurgical, hydrological, environmental and continuing economic evaluation work.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

* See 43-101 Technical Report dated July 27, 2005

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date September 19, 2005

By:

/s/ Paul C. MacNeill

Paul C. MacNeill

Director